VIRGINIA HOLDCO, INC.
c/o Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242

July 12, 2007

VIA EDGAR AND FACSIMILE

Jason Wynn
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Virginia Holdco, Inc. Registration Statement on Form S-4, As Amended File No. 333-142060

Dear Mr. Wynn:

     Virginia Holdco, Inc. (the “Registrant”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 12:00 p.m. on July 16, 2007, or as soon thereafter as practicable.

     In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Igor Kirman of Wachtell, Lipton, Rosen & Katz at (212) 403-1393 with any questions you may have concerning this request. In addition, please notify Mr. Kirman when this request for acceleration has been granted.

Virginia Holdco, Inc.

By: /s/ Daniel F. Sansone
Daniel F. Sansone
Director, President and Treasurer